SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 17, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

NOTICE TO THE MARKET

Custodian Bank Switch

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”) hereby announces to its shareholders and the market in general that, from December 1st, Banco Bradesco S/A (“Bradesco”) will become the financial institution depositary of the shares issued by the Company, replacing Itaú Unibanco S/A (“Itaú”). Thus, from that date, the service to the holders of shares will be carried out by the network of Bradesco agencies, present throughout the national territory.

Shareholders with shares held in custody at BM&FBovespa will continue to be covered regularly, by their respective brokers of securities and/or custody agents, with no interruption of the trading of the Company's shares.

Due to the transfer process, there will be a suspension in the service to the shareholders within the period from November 21 to November 30, 2016, in the following procedures:

•         position consultation;

•         share transfer out from the stock exchange;

•         custody transfer;

•         payment of any outstanding events;

•         registration update; and

•         registration of encumbrances, among others.

Concerning the share transfer orders (custody movement) in which blocking has been made by Itaú, without the respective deposit, the said bank will transfer the blocking to Bradesco and these will remain valid until their expiration date.

It is worth noting that this change will not imply any change in the rights granted to the shares, including dividends and capital remuneration.  Any payments will be made in the same bank account previously indicated by each shareholder.

São Paulo, November 17, 2016.

Edison Airoldi

Technology, Projects and Environment Officer

acting as the Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 17, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.